OMB APPROVAL
UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number: 3235-0145 Expires: February 28, 2009 Estimated average burden hours per response 14.5

SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 1)* TALON REAL ESTATE HOLDING CORP.
(Name of Issuer) Common Stock
(Title of Class of Securities) 87484L 105
(CUSIP Number)
Matthew G. Kaminski PO Box 232 Wayzata, MN 55391 (612) 802-9606
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 28, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87484L 105

(1)	Names of reporting persons. Matthew G. Kaminski
(2)	Check the appropriate box if a member of a group (see instructions) Not Applicable (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	Source of Funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) Not applicable
(6)	Citizenship or place of organization U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	Sole voting power 0
	(8)	Shared voting power 8,305,000 (1)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 8,305,000 (1)
(11)	Aggregate amount beneficially owned by each reporting person 8,305,000
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 48.68% (2)
(14)	Type of reporting person (see instructions) IN

(1) Includes 209,190 shares held in the MG Kaminski Revocable Trust (the “Trust”) for the benefit of Brenda Kaminski, the reporting person’s spouse.  The reporting person and Ms. Kaminski serve as trustees of the Trust.  Also includes 2,820,810 shares that will be acquired by the Trust subject to receiving lender consent to the transfer. Also includes 5,275,000 shares owned by First Tracks, LLC, which is wholly owned by Ms. Kaminski.  The reporting person may be deemed to have shared voting and investment power over the shares held by the First Tracks, LLC, but disclaims beneficial ownership of such shares.

(2) Based on 17,057,680 shares of Common Stock outstanding of the Company on August 14, 2015, as reported by the Company in its Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on August 14, 2015.

Item  1.  Security and Issuer

This Statement on Schedule 13D relates to the common stock (the “Common Stock”) of Talon Real Estate Holdings Corp., a Utah corporation (the “Company”).  The principal executive offices of the Company are at 5500 Wayzata Boulevard, Suite 1070, Minneapolis, Minnesota 55416.

Item 2.  Identity and Background

The reporting person filing this Statement is Matthew G. Kaminski, who is a U.S. citizen and whose business address is PO Box 232, Wayzata, MN 55391.  The reporting person is a director and the Chief Executive Officer of the Company.

During the last five years, the reporting person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

Pursuant to sale and gift transactions on July 24, 2015 and September 28, 2015, First Tracks, LLC disposed of 1,725,000 shares of Common Stock.  First Tracks, LLC is wholly owned by the reporting person’s spouse.  This Amendment No. 1 to Schedule 13D is being filed to reflect Fast Tracks, LLC transactions.

Item 4.  Purpose of Transaction

The reporting person, the Trust and First Tracks, LLC acquired shares of the Common Stock of the Company for investment purposes.  The reporting person, the Trust and First Tracks, LLC may, from time to time, depending on market conditions and other considerations, purchase additional shares or dispose of some or all of such shares.

Item 5.  Interest in Securities of the Issuer

The Company is believed to have 17,057,680 shares of Common Stock outstanding.  The reporting person beneficially owns 8,305,000 shares or approximately 48.68% of the outstanding Common Stock of the Company and shares the power to vote or to direct the vote and shared power to dispose of or to direct the disposition of such shares with Brenda Kaminski.

Ms. Kaminski, who is a U.S. citizen and whose business address is PO Box 232, Wayzata, MN 55391, is the spouse of the reporting person and the sole owner of First Tracks, LLC, which is in the business of investments. During the last five years, Ms. Kaminski has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has she been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Except for the transactions described in Item 3 above, during the past sixty days there have been no transactions in shares of Common Stock of the Company by the reporting person.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth in Item 4 of this Schedule 13D, to the best knowledge of the reporting person, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the reporting person and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.  Material to Be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 14, 2015	/s/ Matthew G. Kaminski
Matthew G. Kaminski

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)